MINEFINDERS CORPORATION LTD.

2011 STOCK OPTION PLAN
(the "Plan")

1. **Purpose**

The purpose of the Plan is to provide an incentive to officers, directors and employees of, and service providers to, Minefinders Corporation Ltd. (the "Corporation") and its subsidiaries to encourage their ownership of shares in the Corporation and thereby increase their interest in the Corporation's welfare and to provide a means through which the Corporation can attract and retain competent and diligent individuals.

2. **Administration**

The Plan shall be administered by the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of the Corporation. Each member of the Committee shall at all times be an "independent" director within the meaning of applicable Canadian securities laws and regulations. Day-to-day administration of the Plan may be delegated by the Committee to such officers or employees of the Corporation as the Committee considers appropriate.

The Committee may, from time to time and subject to the terms of the Plan, grant share options to such eligible persons and with respect to such number of shares in the common share capital of the Corporation as the Committee, in its sole discretion, may determine.

Subject to the provisions of the Plan, the Committee shall be authorized to interpret the Plan and the grants made under the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. The determinations of the Committee in the administration of the Plan, as described herein, shall be final and conclusive.

3. **Shares Subject to the Plan**

Subject to adjustment as provided in paragraph 12, an aggregate of 6,000,000 common shares of the Corporation (the "Shares") will be available for issuance upon the exercise of options granted under the Plan. Any Shares subject to an option which has been granted under the Plan and which has been cancelled or terminated for any reason, including Shares subject to that portion of an option deemed cancelled in satisfaction of a cashless exercise, shall be returned to the pool of Shares available for the grant of future options under the Plan.

4. **Eligibility**

Officers, directors and employees of, and third parties engaged to render services to, the Corporation and its subsidiaries ("eligible persons") shall be eligible for grants under the Plan but no single person shall receive options covering, in total, more than 5 percent of the issued and outstanding Shares.

The aggregate number of Shares:

(i) issued to insiders of the Corporation within any one year period, and

(ii) issuable to insiders of the Corporation, at any time,

under the Plan or combined with all other security-based compensation arrangements of the Corporation, cannot exceed 10 percent of the Corporation's total issued and outstanding Shares.

The term "subsidiaries" shall mean any corporation in which the Corporation owns 50 percent or more of the total combined voting shares of all classes of share capital at the time a grant of an option is made to an eligible person, or at any time when such person is by the terms of the Plan eligible to exercise a grant.

5. **Price**

In respect of all grants of options, the price per Share deliverable upon the exercise of an option shall be not less than 100 percent of the fair market value of the Shares at the time the option is granted. The fair market value shall be the closing market price of the Shares on the day before the option is granted or, if there is no sale on such date, then the closing price on the last previous day on which a sale is reported. References to sales shall be to those on The Toronto Stock Exchange.

6. **Terms of Options**

The term during which each option may be exercised shall be determined by the Committee, but in no event shall an option be exercisable in whole or in part more than 10 years from the date it is granted. All rights pursuant to an option shall, unless sooner terminated, expire on the date designated by the Committee. The Committee shall determine the date on which each option shall become exercisable and may provide that an option shall become exercisable in installments. The options comprising each installment may be exercised in whole or in part at any time after such installment becomes exercisable. No option granted to a third party service provider shall become exercisable unless the services are rendered on a continuous basis for at least 12 months. The Committee may, in its sole discretion, accelerate the time at which any option may be exercised in whole or in part. Such discretion may be exercised in any circumstances deemed appropriate by the Committee including, but without limitation, the threat (actual or perceived) of

a take-over bid for voting control of the Corporation. If there is a take-over bid for the Corporation and the Committee does not accelerate the time at which any option may be exercised, then all options will become exercisable no later than the time the acquisitor becomes entitled to take up and pay for the Shares of the Corporation acquired pursuant to the bid.

7. **Exercise of Options**

Options may be exercised upon payment in full in cash (which may include settlement by cheque or wire transfer of funds) of the exercise price and, where applicable, the amount of any taxes required to be withheld and remitted by the Corporation in respect of the taxable stock option benefit arising from the option exercise.

Options may also be exercised by the option holder surrendering to the Corporation, in whole or in part, options covered by a grant and, in lieu of receiving the total number of Shares covered by the grant, receiving Shares, disregarding fractions, having a value equal to the difference between the volume weighted average trading price of the Shares on The Toronto Stock Exchange during the five trading days immediately preceding the surrender date and the exercise price of the option. To illustrate such an exercise, assume an option holder has an option to purchase 100 shares at $15 per share at a time when the volume weighted average trading price is $25 per share. In this case, the Corporation would issue 40 shares determined by multiplying 100 by 10 (25 minus 15) and dividing by 25. The remaining 60 shares deemed cancelled in satisfaction of the cashless exercise would be returned to the pool of Shares available for future grants under the Plan. Where applicable, the amount of any taxes required to be withheld and remitted by the Corporation in respect of the taxable stock option benefit arising from the option exercise must be paid to the Corporation in cash.

8. **Termination, Retirement or Death**

The following provisions shall govern the rights of an option holder (or the estate of an option holder) whose service has terminated:

(i) if the service of an option holder is terminated for cause, all options which are exercisable must be exercised within 10 days of termination, failing which they shall automatically lapse, and all options not exercisable at the time of termination shall immediately be forfeited;

(ii) if the service of an option holder is terminated other than for cause, all options which are exercisable must be exercised within 90 days of termination, failing which they shall automatically lapse, and all options not exercisable at the time of termination shall immediately be forfeited;

(iii) if an option holder resigns from service, all options which are exercisable must be exercised within 90 days of resignation, failing which they shall

automatically lapse, and all options not exercisable at the time of resignation shall immediately be forfeited;

(iv) if an option holder, having reached the full age of 62 years and completed five years of service, retires from service, all options which are exercisable must be exercised within three years of retirement, failing which they shall automatically lapse, and any options not exercisable at the time of retirement shall continue to vest for three years from retirement and must (once they have vested) be exercised during the three year period measured from the date of retirement; and

(v) if an option holder dies while in the service of the Corporation or a subsidiary or after retirement, the terms of all options shall immediately become accelerated such that the options are fully vested and immediately exercisable and all options must be exercised within 180 days of the date of the option holder's death.

In all cases of termination of service under this paragraph, the right of the option holder to exercise an option shall not continue past the expiry date specified at the time of grant.

Notwithstanding the foregoing provisions of this paragraph, the Committee may, when appropriate and in the best interests of the Corporation, vary the option rights of an option holder whose service has been terminated; provided, however, that the option holder's rights are in result no less favourable to the option holder than would be the case had the Committee decided to take no action whatsoever.

9. <u>Certificate of Grant</u>

Each person who receives a grant of options under the Plan shall receive a certificate of grant from the Corporation which shall specify the number of shares covered by the grant, the option exercise price, the term of the grant and such other provisions, consistent with the Plan, as may be established from time to time by the Committee. In addition, unless earlier provided, the Corporation shall provide a copy of the Plan to the option holder.

10. <u>Transferability of Grants</u>

No grant under the Plan shall be transferable by an option holder otherwise than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, and during the lifetime of the option holder such grants may be exercised only by the option holder or by the option holder's guardian or legal representative.

11. **Listing and Registration**

The obligation of the Corporation to deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction and any stock exchanges on which the Shares are listed for trading. If any Shares cannot be issued to an option holder for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Corporation to issue such Shares shall terminate and any exercise price paid by the option holder to the Corporation shall be returned to the option holder without interest or deduction.

12. **Adjustment of and Changes in Shares of the Corporation**

In the event of a reorganization, recapitalization, change of shares, share split, spin-off, stock dividend, reclassification, subdivision or combination of shares, merger, consolidation, rights offering, or any other change in the corporate structure or Shares of the Corporation, the Committee shall make such adjustment as it deems appropriate in the number and kind of shares authorized by the Plan, in the number and kind of shares covered by grants made under the Plan and in the purchase prices of outstanding options.

13. **No Rights of Shareholders**

Neither the option holder nor the option holder's personal representative shall be, or have any of the rights and privileges of, a shareholder of the Corporation in respect of any Shares that may be acquired upon the exercise of any option in whole or in part, unless and until such Shares have been issued by the Corporation.

14. **Amendment**

The Board may amend, suspend, discontinue or terminate the Plan and any outstanding option granted under the Plan, in whole or in part, at any time without notice to or approval by the shareholders of the Corporation (provided that, in the case of an outstanding option, the option holder's consent to such action shall be required unless the Board determines that the action would not materially and adversely affect such option holder), provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Corporation. No amendment to the Plan requiring the approval of the shareholders shall become effective until such approval is obtained.

(a) The types of amendments that are not material that the Board is entitled to make without shareholder approval include the following:

    (i) amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

(ii) a change to the vesting provisions of the Plan or any option granted under the Plan; and

(iii) a change to the termination provisions of the Plan or any option granted under the Plan which does not entail an extension beyond the original expiry date.

(b) Shareholder approval shall be required for:

(i) an increase to the maximum number of Shares issuable under the Plan, either as a fixed number or a fixed percentage of the Corporation's outstanding capital represented by such Shares;

(ii) any change which would have the potential of broadening or increasing the participation of, or the benefit to, insiders, including a reduction in the exercise price, an extension of the term of an option grant, and an amendment to the insider participation limit;

(iii) the addition of any form of financial assistance;

(iv) any amendment to a financial assistance provision which is more favourable to participants;

(v) the addition of a deferred or restricted share unit or any other provision which results in participants receiving Shares while no cash consideration is received by the Corporation;

(vi) any amendment that may lead to significant or unreasonable dilution in the Corporation's outstanding Shares or may provide additional benefits to eligible participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders; and

(vii) any amendment to the amending provisions of the Plan.

15. <u>Effective Date of the Plan</u>

The Plan was created by the Board effective February 15, 2011 and confirmed by the holders of voting Shares of the Corporation in general meeting held •.